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JENNIFER O’BRIEN jennifer.o’brien@dechert.com +1 617 728 7133 Direct

March 25, 2025

Megan Miller

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Russell Investment Company (“RIC”) (File No. 811-03153) and Russell Investment Funds (“RIF”) (File No. 811-05371) (together, the “Registrants”)

Dear Ms. Miller:

This letter responds to comments you provided to Jessica Gates and Walter Chikwinya of Russell Investments and me in a telephonic discussion on February 28, 2025 with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the Registrants and their series (each, a “Fund”) relating to the fiscal years ended October 31, 2024 (RIC) and December 31, 2023 (RIF). Summaries of the comments and the Registrants’ responses thereto are provided below.

Responses to Comments

1.	Comment:

With respect to the “Board of Trustees” section of Note 4 in the Notes to Financial Statements in the Form N-CSR and N-CSRS for each Fund, please consider incorporating in future filings a statement that directs the reader to the Statement of Operations that discloses the remuneration paid to the Board of Trustees by the Fund during the period. Reference is made to Tailored Shareholder Reports Frequently Asked Questions Number 3.

	Response:	The Registrants will incorporate this comment in future filings.

2.	Comment:	In Note 5 “Federal Income Taxes” in the Notes to Financial Statements in the Form N-CSR and N-CSRS for each Fund, please

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consider including a figure representing total undistributed earnings to reconcile back to the Statement of Assets and Liabilities in future filings.

	Response:	The Registrants will incorporate this comment in future Form N-CSR filings.

3.	Comment:

Please supplementally explain how the RIC and RIF Strategic Bond Funds and RIC Long Duration Bond Fund met the requirements to categorize each Fund’s Schedule of Investments in accordance with Regulation S-X 12-12, footnote 2.

Response:

The Registrants believe that each Fund has properly categorized investments for each Fund’s Schedule of Investments in accordance with Regulation S-X 12-12, footnote 2. However, for future filings, the Registrants confirm that the Schedule of Investments for each of these Funds will further categorize the Schedule of Investments by related industry or country.

4.	Comment:

For any Funds that engage in short sales, please consider expanding the Notes to Financial Statements section of the Registrants’ Form N-CSR and Form N-CSRS to include the accounting policy for dividend expenses and interest expenses for short sales.

	Response:	The Registrants will incorporate this comment in future filings.

5.	Comment:

With respect to the March 1, 2025 Prospectus for the RIC Equity Income Fund and RIC Multifactor International Equity Fund, please provide in correspondence how the fee waivers and expense reimbursements were calculated in the fee table for each Fund.

Response:

As noted in the “#” footnote to each Fund’s fee table (as reflected in the Registrant’s March 1, 2025 Prospectus as supplemented on March 12, 2025), Russell Investment Management, LLC has contractually agreed to waive up to the full amount of its advisory fee and then to reimburse each Fund for other direct Fund-level expenses to the extent such direct Fund-level expenses exceed a certain percentage of the average daily net assets of the Fund on an annual basis. Direct Fund-level expenses do not include 12b-1 fees,

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shareholder services fees, transfer agency fees, contingency fees paid to vendors for foreign tax reclaims and for certain securities litigation recoveries, infrequent and/or unusual expenses (including litigation expenses), or the expenses of other investment companies in which the Fund invests which are borne indirectly by the Fund (“Excluded expenses”). Certain of these Excluded expenses are included in “Other Expenses” in each Fund’s fee table and are not included in the Funds’ fee waivers and expense reimbursements calculations given they are excluded from the waiver and reimbursement.

Sincerely,

/s/ Jennifer O’Brien

Jennifer O’Brien

cc:	John V. O’Hanlon
Mary Beth Albaneze
Jessica Gates